UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0116 Expires: March 31, 2011 Estimated average burden hours per response. . . . . 8.7

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-34083

NORTH ASIA INVESTMENT CORPORATION

(Translation of registrant’s name into English)

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

North Asia Investment Corporation (“NAIC”) announced today that although it has been continuing its search for a potential business combination transaction to present to shareholders prior to the date it is required to liquidate, it has been unable to locate a suitable transaction.  Consequently, its corporate existence will terminate on July 29, 2009 in accordance with the terms of its amended and restated memorandum and articles of association.  As a result, NAIC will thereafter liquidate and distribute to the holders of shares issued in its initial public offering their pro-rata portion of the funds held in its trust account established for the benefit of such shareholders, which will be approximately $10.00 per share.  NAIC’s warrants will expire with no value.  A press release announcing such determination was issued on July 14, 2010 and is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2010	NORTH ASIA INVESTMENT CORPORATION

	By:	/s/ Thomas Chan-Soo Kang
Thomas Chan-Soo Kang
Chief Executive Officer